As filed with the Securities and Exchange Commission on June 11, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

State of Israel

(Name of Registrant)

Name and address of authorized agent in the United States:

Elinor Azani
Head of Israel Economic Mission – Western Hemisphere
Ministry of Finance
State of Israel

800 Second Avenue, 17th Floor
New York, New York 10017

Copy to:

David Menchel, Esq. Arnold & Porter Kaye Scholer LLP 250 West 55th Street New York, New York 10019 United States

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

The debt securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2) (3)	Amount of Registration Fee(4)
Debt Securities	$5,000,000,000	100%	$5,000,000,000	$727,461.97

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Exclusive of accrued interest, if any.

(3)	Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $248,452,183 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-257576 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

(4)	The $727,461.97 paid by the Registrant with this Registration Statement relates to debt securities having an aggregate principal amount of $4,751,547,817 or the equivalent thereof in one or more other currencies or currency units, being registered hereby. The registration fee with respect to the Registrant’s $248,452,183 aggregate principal amount of debt securities registered under Registration Statement No. 333-257576 initially filed on June 30, 2021 was paid at the time such Registration Statement was filed.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $248,452,183 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-257576 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 429. This Registration Statement and the Prospectus included herein and constituting a part hereof relate to debt securities having an aggregate principal amount of $5,000,000,000, of which $248,452,183 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-257576 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

The securities may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities on terms and in the manner to be specified in the separate prospectus supplements to be delivered in connection with each such offering and filed with the Securities and Exchange Commission pursuant to Rule 424(b).

The Registrant may circulate the current description of the State of Israel included as Exhibit D to its Annual Report on Form 18-K (which has been incorporated by reference into the Prospectus) together with the Prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 11, 2025

PROSPECTUS	JUNE 11, 2025

STATE OF ISRAEL

BONDS

The State of Israel, which may be referred to in this prospectus as Israel or the State, may offer up to U.S.$5,000,000,000 aggregate principal or maturity amount of its bonds.

Israel may offer the bonds from time to time as separate issues. Israel will provide a prospectus supplement describing the amounts, prices and terms of each issue of bonds it is offering. You should read this prospectus and any prospectus supplement carefully before you invest.

Israel will sell the bonds through the Development Corporation for Israel (which we may refer to as DCI in this prospectus). With the prior written consent of Israel, DCI may utilize the services of other brokers and dealers who are regularly engaged in the securities business and may allow reasonable concessions or commissions to such brokers and dealers. Israel may sell the bonds outside of the United States through additional underwriters or dealers, as will be described in the applicable prospectus supplement.

See the section entitled “Risk Factors” in the accompanying prospectus supplement for a discussion of certain factors you should consider before investing in the bonds.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. Israel has not authorized anyone to provide you with different or additional information. Israel is not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

Development Corporation for Israel P.O. Box 5263, New York, New York 10150-5263 Member FINRA

WHERE YOU CAN FIND MORE INFORMATION
ABOUT THE STATE OF ISRAEL

Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files annual reports on Form 18-K with the Securities and Exchange Commission, or the SEC, on a voluntary basis. These reports and any amendments to these reports include certain financial, statistical and other information about Israel and may be accompanied by exhibits. You may read and copy any document Israel files with the SEC at the SEC’s public reference room located at the Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-0213. Israel’s SEC filings, including the Registration Statement of which this prospectus forms a part, are also available to the public from the SEC’s website at http://www.sec.gov. You may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC allows Israel to “incorporate by reference” into this prospectus the information Israel files with it. This means that Israel can disclose important information to you by referring you to those other documents filed by Israel with the SEC. Information that is incorporated by reference is an important part of this prospectus. Israel incorporates by reference the following documents:

•	Israel’s Annual Report on Form 18-K for the year ended December 31, 2023, file number 002-94917, as amended through the date of this prospectus.

Israel also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the bonds covered by this prospectus. Each time Israel files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may read and copy any of these filings at the SEC’s public reference room or from the SEC’s website referred to above. You may also download a free copy of these filings from the website maintained by DCI at www.israelbonds.com, or request a free copy of these filings by writing to or telephoning Israel’s Head of Israel Economic Mission – Western Hemisphere, Ministry of Finance or the DCI at the following addresses and numbers:

Ministry of Finance
Government of Israel
800 Second Avenue, 17th Floor
New York, New York 10017
Telephone: (646) 779-6810
Facsimile: (646) 779-6815

Development Corporation for Israel
P.O. Box 5263
New York, New York 10150-5263
Telephone: 1-888-519-4111
Email: client.support@israelbonds.com

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Israel will use the net proceeds from the sale of the bonds offered hereby for general purposes of the State.

DESCRIPTION OF THE BONDS

Israel will issue the bonds from time to time as separate issues. The bonds will be issued pursuant to a fiscal agency agreement between Israel and a fiscal agent, unless Israel acts as the fiscal agent with respect to any issue. If the terms or conditions described in the prospectus supplement for a particular issue of bonds differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

The following is a summary of certain terms of the bonds and is qualified by reference to the fiscal agency agreement and the form of notes included therein. Israel will describe the particular terms of any bonds in the prospectus supplement relating to those bonds. Those terms may include:

•	the name of the issue of the bonds;

•	the aggregate principal or maturity amount of the bonds;

•	the price of the bonds;

•	the minimum denomination of the bonds and any limitations on amounts that may be purchased;

•	the issue date of the bonds;

•	the stated maturity date on which Israel agrees to repay the bonds;

•	the rate of interest the bonds will accrue, if any, and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments are scheduled to be made;

•	the date or dates from which interest will accrue;

•	limitations on holding or transfer of the bonds, if any;

•	whether and in what circumstances Israel may redeem the bonds before maturity;

•	under which circumstances will physical certificates be issued;

•	the currency or currencies in which the bonds are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies in which Israel may redeem the bonds at maturity or upon earlier repurchase or redemption and pay any interest thereon; and

•	any other terms of the bonds.

The prospectus supplement may also describe any United States federal or Israeli income tax consequences and special considerations applicable to that particular series of bonds if applicable.

Status of the Bonds

The bonds will be the direct, general and unconditional obligations of Israel. The full faith and credit of Israel will be pledged for the due and punctual payment of all principal, interest and maturity amounts, as well as for the due and timely performance of all of Israel’s obligations with respect to the bonds.

Ranking of the Bonds

The bonds will constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Israel for which the full faith and credit of Israel is pledged. The bonds of each series rank and will rank without any preference among themselves and equally with all other unsecured and unsubordinated external indebtedness of Israel. It is understood that this provision shall not be construed so as to require Israel to make payments under the bonds ratably with payments being made under any other external indebtedness.

The Bonds

Issuance. The bonds will be issued only in registered form without coupons, and upon original subscription, in such minimum denominations as may be set forth in the applicable prospectus supplement. Subscription for the bonds will be made on approved forms appropriately completed and executed and accompanied by the subscription price. The subscription price may be paid in United States dollars or such other currency or currencies as Israel may authorize the fiscal agent to accept. A subscription is deemed accepted as of the date when the forms and purchase price are actually received in form acceptable to the fiscal agent and DCI.

Bond Certificates. Subject to such limitations as may be set forth in the applicable prospectus supplement, the bonds will be issuable to any person or entity. The name of that person or entity or his, her or its nominee will be registered in the bond register maintained by the fiscal agent, in the case of a book entry, or inscribed on the face of the bond, in the case of physical certificates. In general, bonds will be issued only in book-entry form. Therefore, bond certificates will generally not be issued. Instead, the fiscal agent will deliver to the purchaser and owner of each bond a confirmation that the owner has been listed in the bond register as the registered owner of the bond along with other pertinent information. Certificates will be issued only to government agencies, pension funds, financial institutions and Employee Benefit Plans (as defined in the applicable prospectus supplement) that so request at the time of purchase. Certificates will be executed on behalf of Israel by its Prime Minister and its Minister of Finance, or by the Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance and the Deputy Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance, and countersigned by an authorized officer of the fiscal agent, and may contain legends or recitals not inconsistent with the fiscal agency agreement as may be approved by the fiscal agent. We will forward all notices relating to the bonds to the registered owner(s). Upon maturity of a book-entry bond or redemption of a book-entry bond, the fiscal agent will automatically pay the principal amount and accrued interest on the book-entry bond to the registered owner by mailing a check to the last address of the registered owner as listed in the bond register or making such payment in accordance with the direction provided by the registered owner to the fiscal agent. Bond certificate holders must present the physical certificate to the fiscal agent to receive payment.

Payment of Interest. Some bonds are interest-bearing. For interest-bearing bonds, interest will be computed as provided in the applicable prospectus supplement. If the date of any payment, whether for interest, principal, maturity or redemption, is a Saturday, Sunday or other day on which the fiscal agent is authorized or required by law to be closed, payment will be made on the next business day, and no interest will accrue for the intervening period. Israel and the fiscal agent will treat the person or entity whose name is registered in the bond register maintained by the fiscal agent, in the case of a book-entry bond, or, inscribed on the face of the bond, in the case of a physical bond, as the absolute owner of the bond for all purposes, including receiving payment for the bond and interest payments, and neither Israel nor the fiscal agent will be affected by any notice to the contrary. Payments will be paid by check mailed to the bond owner at the address listed in the bond register or into a bank account held by the owner of the bond. In the case of bonds issued in the name of more than one holder, payment may be made in the names of all such holders. A trustee or other legal representative will succeed to all rights of a non-individual bond owner that has dissolved or terminated. An executor, administrator or other legal representative of a bond owner who has died will succeed to all the rights of a deceased bond owner. If any interest is not punctually paid, Israel will notify the fiscal agent of the amount of defaulted interest proposed to be paid on each bond and the date of such payment. The fiscal agent will then notify the bond owners of the proposed payment, and pay bond owners the defaulted interest.

Exchange and Split-up; Surrender of Bonds. There will be no exchange or split-ups of bonds issued in minimum denominations, unless otherwise ordered by Israel. All other exchanges or split-ups will be subject to reasonable regulations of the fiscal agent and Israel. The fiscal agent will cancel all bonds surrendered for transfer or exchange. The bond owner will pay all expenses, charges or taxes in connection with any exchange or split-up.

Co-owners of Bonds. Israel or the fiscal agent may require the signature of all bondholders in the case of the surrender of bonds issued in the names of more than one holder.

Lost, Stolen or Mutilated Bonds. If a bond is mutilated, lost, stolen or destroyed, then Israel may issue a new bond upon the production of such mutilated bond or upon evidence satisfactory to it and the fiscal agent, and, if so required by Israel, upon receipt of an indemnity and surety bond satisfactory to Israel and the fiscal agent and holding Israel and the fiscal agent harmless. If the bond was about to mature, Israel may pay for it without issuing a new bond. The newly issued bond will constitute the original contractual obligation of Israel, regardless of whether any person or entity tries to enforce the old bond. The bond owner will bear all expenses in connection with the replacement and delivery of a new bond. In the event a bond owner notifies Israel and the fiscal agent in writing that a bond certificate was never delivered, Israel will issue a new bond certificate to the bond owner for no cost no later than six (6) months following the original issue date of the bond.

Early Redemption

Repurchase by Israel at the Option of the Owner of the Bond

The bonds are subject to repurchase by Israel at the option of the owner, under the following circumstances: (i) upon the death of any natural person who was the original registered owner of the bond (“Original Owner”) or, in the event there is more than one Original Owner, upon the death of the last surviving Original Owner; (ii) upon the death of the Original Owner or, in the event there is more than one Original Owner, upon the death of the last surviving Original Owner, where such Original Owner(s) contributed the bond to a trust of which the Original Owner(s) is(are) the sole beneficiary(ies); provided that the obligation of Israel to repurchase upon death set forth in clauses (i) and (ii) above shall cease and terminate and shall not apply when the bond is owned by a transferee or assignee; (iii) upon the death of any natural person who owned such bond through an IRA, Roth IRA or Keogh or H.R. 10 Plan; provided that Israel may suspend or terminate the obligations to repurchase on death set forth in clauses (i), (ii) and (iii) above if, in the opinion of Israel, a material number of these persons shall have died as a result of war, epidemic, catastrophe of nature or other disaster; or (iv) upon the termination of any employee benefit plan which owned such bond; unless, in the case of an IRA, Roth IRA or a Keogh or H.R. 10 Plan, the beneficiary or administrator of such plan advises Israel or DCI that it intends to transfer such plan to another plan in a “rollover” transaction, as such term is defined in Section 402 of the Internal Revenue Code of 1986, within the time limit prescribed for such “rollover”. Israel will repurchase the bonds at the option of the owner, in connection with the events set forth in clauses (i) - (iv) above, not more than sixty (60) days after delivery by the owner to the fiscal agent of a written demand and other necessary legal documents required by Israel or the fiscal agent. The owner will not be charged for any expenses other than stamp taxes or other governmental charges in regards to any of the above repurchases.

Redemption at the Option of Israel

The bonds are subject to redemption at any time at the option of Israel, in accordance with the terms set forth in the prospectus supplement. The bonds are redeemable as a whole or in part. If the bonds are redeemed in part, selection of the bonds will be at Israel’s discretion; however, the bonds will be redeemed in groups, where each group of bonds will consist of all bonds of the same issue bearing the same issue date. If interest-bearing bonds are to be redeemed, then partial redemption can be made only on an interest payment date. In addition, no bonds of any issue can be redeemed at the option of Israel unless the bonds of such issue having a prior issue date are or have been called for redemption. A notice of redemption will be mailed to all applicable bond owners by the fiscal agent between thirty (30) and sixty (60) days prior to the redemption date. The notice will set forth:

•	the redemption date;

•	whether all bonds or a group of bonds are to be redeemed;

•	in the case of a redemption of a group of bonds, a description of the group of bonds that are to be redeemed;

•	the redemption price;

•	that on the redemption date, no owner of bonds called for redemption is entitled to more than the redemption price, and that the redemption price is due and payable on the redemption date; and

•	the place where the bonds are to be redeemed.

Whether the bonds are repurchased at the option of the owner or redeemed at the option of Israel, Israel will repurchase or redeem, as the case may be, interest-bearing bonds for a purchase price equal to the principal amount of the bond together with interim interest accrued and unpaid to the repurchase or redemption date. Israel will repurchase or redeem, as the case may be, non-interest-bearing bonds for a purchase price equal to the price at which the bond is deemed issued pursuant to Section 1273 of the Internal Revenue Code, as adjusted as of the repurchase or redemption date pursuant to Section 1272 of the Internal Revenue Code, or in each case under any successor provision of similar import.

If the purchase or redemption price is not paid upon the surrender of any bond, then interest-bearing bonds will continue to accrue interest at the rate prescribed for such bonds, and non-interest-bearing bonds will continue to be payable at their maturity amount on their maturity date. Israel will not be required to issue or register the transfer or exchange of any bond during the period beginning on the fifteenth (15th) business day prior to the date of the mailing of a notice of redemption through and including the date of such mailing. Israel will also not be required to register the transfer or exchange of any bond selected for redemption in whole or in part, except for the unredeemed portion of the bonds being redeemed in part. No general redemption has ever been made on a prior issue. No sinking fund is required to be established under the terms of the fiscal agency agreement or the bonds.

Limited Transferability

You may not transfer, assign or pledge the bonds, in whole or in part, or any interest therein, and the bonds may not be securitized, except to the extent and under the circumstances expressly indicated in the applicable prospectus supplement or with the prior written consent of Israel.

If transfer is permitted under the terms of the applicable prospectus supplement, the bond owner will not be charged for any expenses other than stamp taxes or other governmental charges with regard to the transfer of bonds to Israel or upon the death of the bond owner. The bond owner will be responsible for all charges, expenses and taxes with regard to any other transfer. To transfer or assign a bond, if permitted, the bond owner must surrender the bond to the fiscal agent, together with a written instrument of transfer and any other documents required by Israel or the fiscal agent.

PLAN OF DISTRIBUTION

Israel has entered into an Underwriting Agreement with DCI. The principal terms of the Underwriting Agreement with DCI are as follows:

•	DCI is the sole and exclusive underwriter of the bonds in the United States and has agreed to use its best efforts to sell the bonds.

•	DCI will receive a selling concession at a rate to be determined from time to time by Israel and DCI. The amount of the selling concession will not exceed 6% of the purchase price of the bonds sold.

•	DCI will use its best efforts to sell the entire authorized issue of the bonds; however, there is no assurance that all the bonds will be sold.

Israel may sell the bonds outside of the United States through additional underwriters or dealers, as will be described in the applicable prospectus supplement.

Israel will pay all charges, expenses and fees in connection with the issuance of the bonds, the registration of the bonds under the applicable federal and state securities laws, the preparation, printing, authentication, delivery, publication and distribution of prospectuses, newspaper prospectuses, advertising, literature, collection of subscriptions, public presentations, maintenance of complete and accurate records of all bond transactions, any payments to the fiscal agent in connection with the issuance of the bonds pursuant to any fiscal agency agreement or in conformity with its provisions, and all taxes and stamps required in connection with the sale of the bonds.

This prospectus and the prospectus supplement relating to a particular issue of bonds may also be available in electronic format on the website maintained by DCI at www.israelbonds.com. Customer Information Forms and Investment Forms will also be available to print from the DCI website. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI. Other than this prospectus, the prospectus supplement and any free writing prospectus relating to a particular issue, any information on the website is not part of the prospectus, has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.

OFFICIAL STATEMENTS

Information included herein and in the Registration Statement which is identified as being derived from a publication of Israel or one of its agencies or instrumentalities or the Bank of Israel is included on the authority of such publication as a public official document of Israel or the Bank of Israel. All other information herein and in the Registration Statement is included as a public official statement made on the authority of the Accountant General of the Ministry of Finance of Israel, in his or her official capacity.

VALIDITY OF THE BONDS

The validity of the bonds will be passed upon for Israel by Arnold & Porter Kaye Scholer LLP, United States counsel to the State of Israel, and by the Legal Advisor to the Ministry of Finance of the State of Israel. As to all matters of Israeli law, Arnold & Porter Kaye Scholer LLP may rely on the opinion of the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in this prospectus have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon his authority.

DEBT RECORD

Israel has never defaulted on the payment of principal, maturity amount or interest on any of its internal or external indebtedness.

JURISDICTION; CONSENT TO SERVICE AND ENFORCEABILITY

The State of Israel is a foreign sovereign government. Consequently, it may be difficult to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the terms of the bonds which may be instituted by the owner of any bonds of any issue in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel.

Israel has appointed the Head of Israel Economic Mission – Western Hemisphere, Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the bonds that the owner of any bonds may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the bonds issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel’s authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent.

The Head of Israel Economic Mission – Western Hemisphere, Ministry of Finance is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel’s waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the State of Israel in the United States of America is the Head of Israel Economic Mission – Western Hemisphere, Ministry of Finance of the State of Israel, whose address is 800 Second Avenue, 17th Floor, New York, New York 10017.

Part II

EXPENSES

The following is an estimate of the fees and expenses of the State of Israel in connection with the offering of the debt securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$727,461.97	**
Costs of printing and preparing Registration Statement, Prospectus and other documents	$50,000	*
Fiscal agent fees and expenses	$13,400,000	*
Legal fees	$40,000	*
Miscellaneous	$30,000	*
Total	$14.247,371.26	*

*	Estimated.

**	The $727,461.97 paid by the Registrant with this Registration Statement relates to debt securities having an aggregate principal amount of $4,751,547,817 or the equivalent thereof in one or more other currencies or currency units, being registered hereby. The registration fee with respect to the Registrant’s $248,452,183 aggregate principal amount of debt securities registered under Registration Statement No. 333-257576 initially filed on June 30, 2021 was paid at the time such Registration Statement was filed.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of the opinions of the Legal Advisor to the Ministry of Finance, as required, in amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.            Facing sheet.

2.            Part I, consisting of the Prospectus.

3.            Part II, consisting of pages numbered II-1 through II-4.

4.            The following Exhibits:

(1)	Master Underwriting Agreement, dated December 31, 2013, between the State of Israel and Development Corporation for Israel (Supplements not provided).*

(1B)	First Amendment, dated December 31, 2014, to the Master Underwriting Agreement between the State of Israel and Development Corporation for Israel.**

(1C)	Second Amendment, dated December 31, 2016, to the Master Underwriting Agreement between the State of Israel and Development Corporation for Israel.***

(1D)	Third Amendment, dated December 31, 2018, to the Master Underwriting Agreement between the State of Israel and Development Corporation for Israel.

(1E)	Fourth Amendment, dated December 31, 2023, to the Master Underwriting Agreement between the State of Israel and Development Corporation for Israel.

(2)	Second Amended and Restated Master Fiscal Agency Agreement, dated May 22, 2024, between the State of Israel, Computershare Inc. and Computershare Trust Company, N.A. (Schedules not provided).****

(3)	Form of Bonds.*****

(4)	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel.

(5)	Opinion of Arnold & Porter Kaye Scholer LLP.

(6)	The consent of the Legal Advisor to the Ministry of Finance of the State of Israel (included as part of Exhibit 4(4)).

(7)	The consent of Arnold & Porter Kaye Scholer LLP (contained in Exhibit 4(5)).

(8)	The consent of the Accountant General of the Ministry of Finance.

*	Previously filed on March 26, 2014 as Exhibit E to Amendment No. 1 to the Annual Report for the Fiscal Year ended December 31, 2012 (File No. 002-94917) and incorporated by reference herein.

**	Previously filed on July 27, 2015 as Exhibit 4.(1B) to Registration Statement under Schedule B (File No. 333-205882) and incorporated by reference herein.

***	Previously filed on January 18, 2018 as Exhibit 4.(1C) to Registration Statement under Schedule B (File No. 333-222598) and incorporated by reference herein.

****	Previously filed on July 1, 2024 as Exhibit E to the Annual Report for the Fiscal Year ended December 31, 2023 (File No. 002-94917) and incorporated by reference herein.

*****	Previously filed on July 1, 2024 as Exhibit F to the Annual Report for the Fiscal Year ended December 31, 2023 (File No. 002-94917) and incorporated by reference herein.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, who are duly authorized to execute the foregoing in their official capacity as the Accountant General of the Ministry of Finance and the Senior Deputy Accountant General of the Ministry of Finance of the State of Israel, respectively.

STATE OF ISRAEL

By:	/s/ Yali Rothenberg
Yali Rothenberg
Accountant General
Ministry of Finance

By:	/s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

Jerusalem, Israel

June 11, 2025